FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 10, 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                            International Power plc
              Interim results for the six months ended 30 June 2006

(London - 10 August 2006) International Power today announces its financial results for the six month period ended 30 June 2006 and reports on key developments in the year to date.

Sir Neville Simms, Chairman of International Power, said, "A strong performance across the group delivered excellent growth in first half earnings and cash flow. In the UK, Saltend and First Hydro performed particularly well and we also had continued improvement in the US. Overall the rest of the portfolio is performing in line with expectations and we continue to expect 2006 to be a year of strong growth."

Highlights

-Acquisition of 632 MW coal fired Coleto Creek power plant, Texas successfully completed

-Strong financial performance

Excluding exceptional items and specific IAS 39 mark to market movements(i)

-Profit from operations of GBP392 million (2005: GBP232 million) - up 69% -EPS of 11.9p (2005: 6.5p) - up 83%
-Free cash flow(ii) of GBP268 million (2005: GBP134 million) - up 100%

Including exceptional items and specific IAS 39 mark to market movements(i) -Profit from operations of GBP458 million (2005: GBP273 million) - up 68% -EPS of 14.9p (2005: 9.1p) - up 64%


Profit from operations (iii)                 Six months              Year ended
(excluding exceptional items and            ended 30 June           31 December
specific IAS 39 mark
to market movements)                    2006           2005                2005
                                               (restated)(i)      (restated) (i)
                                        GBPm            GBPm               GBPm

North America                             28               8                 48
Europe                                   242             116                283
Middle East                               24              13                 24
Australia                                 64              70                140
Asia                                      56              46                100
Regional total                           414             253                595
Corporate costs                          (22)            (21)               (59)
Profit from operations                   392             232                536

(i) For analysis and explanation of exceptional items and specific IAS 39 mark to market movements, please see notes 1 and 3 to this statement. All subsequent reference to 2006 financial performance is on a pre-exceptional and pre-specific IAS 39 mark to market movements basis (unless stated otherwise). The results for the six months ended 30 June 2005 and for the year ended 31 December 2005 are also stated on this basis.
(ii) Free cash flow is set out in note 4 to this statement.
(iii) Profit from operations comprises the sum of profit before interest and tax
(PBIT) of subsidiaries and profit after tax (PAT) of joint ventures and associates.

North America

Profit from operations in North America continued to grow to GBP28 million from GBP8 million, primarily driven by an improvement in earnings in Texas and, to a lesser extent, in New England. Our contracted assets, EcoElectrica, Hartwell and Oyster Creek also operated well and delivered a consistent financial performance.

In Texas, high electricity demand, due to a particularly warm Q2, helped Midlothian and Hays achieve higher profit from operations. The achieved spark spread in Texas was up on last year with a significantly increased output. The load factor at both our Texas plants was 55%, compared to 40% at Midlothian in H1 last year (the Hays plant was mothballed until May 2005). In New England, the average achieved spark spread for the first half was similar to H1 2005 but the load factor at 60% was up significantly from 30% in H1 last year, mainly due to an improvement in off peak spreads in the early summer period. Our expected output for 2006 in both markets is now heavily contracted.

Overall, Texas and New England continue their recovery and we expect both markets to return to balance in the 2007 - 2009 timeframe. The warm weather in the early part of Q2 was followed by a heat wave in late July which led to new demand peaks in both Texas and New England. In Texas peak demand touched 62,396 MW, up 3.5% on 2005 peak demand, and in New England peak demand reached
27,971 MW, up 4.2% on 2005 peak demand. With consistent demand growth, Texas and New England will require the addition of new capacity over the next 3 - 5 years in order to maintain sufficient reserve margins.

The New England Forward Capacity Market Settlement (formerly known as LICAP) was approved by the Federal Electricity Regulatory Commission on 15 June. Under this settlement there is a transition period starting in December 2006 when capacity in NEPOOL will receive regulated payments as detailed below. Beyond 2010, capacity will be fully auctioned.


Period                                                         Regulated Tariff
                                                                     $/kW month
December 2006 to May 2008                                                 3.05
June 2008 to May 2009                                                     3.75
June 2009 to May 2010                                                     4.10

The acquisition of the 632 MW coal fired Coleto Creek plant in Texas was successfully competed in July for a total consideration of $1.14 billion (GBP638 million), and is expected to deliver an attractive return and be immediately earnings and free cash flow enhancing. Plant operations and energy trading are now fully integrated.

Europe

Profit from operations more than doubled to GBP242 million from GBP116 million, with a strong increase in UK earnings driven by Saltend (which was acquired in July 2005) and higher earnings at First Hydro and Rugeley. Profit from operations at International Power Opatovice in the Czech Republic increased with strong winter demand for power and heat output in Q1. The other European assets in Portugal, Spain, Italy and Turkey continue to perform well.

Saltend benefited from its lower gas cost (secured under the indexed gas contract with BP), and operated at a load factor in excess of 90%. The load factor at Saltend is expected to be considerably lower in H2 due to a planned outage in Q3. First Hydro delivered a strong performance with market volatility and tightening reserve margins ensuring continued high demand for reserve and response capacity. Rugeley also delivered an improved performance, with average achieved spreads of GBP20/MWh, compared to GBP13/MWh in H1 last year.

The non-recourse debt facility at Pego was successfully refinanced in June, achieving improved amortisation terms, a lower interest rate, and additional funding for the installation of emission reduction equipment to comply with the Large Combustion Plant Directive. Any incremental costs of complying with this directive will be passed through to the offtaker (REN) under the long-term PPA.

Middle East

Profit from operations in the Middle East increased to GBP24 million from GBP13 million last year. Al Kamil, Shuweihat and Umm Al Nar continue to perform well, with full commercial operation at the plant extension at Umm Al Nar expected in H2 2006. Growth in operational capacity was boosted by our acquisition in January 2006 of a 40% share in the 910MW and 30MIGD Hidd facility in Bahrain and with new plants commencing operation in Saudi Arabia and Qatar.

At the Tihama cogeneration project for Saudi Aramco, which consists of four separate plants with total capacity of 1,074 MW of power and 4.5m lbs/hr of steam, two of the four sites (Shedgum and Uthmaniyah) are now operational and have averaged almost 100% availability. The other two plants (Ras Tanura and Ju'aymah) are on track to commence operation progressively in Q3 and Q4 respectively of this year.

At the 1,025 MW, 60 MIGD Ras Laffan B project, which is currently under construction in Qatar, 600 MW of power is now operational. Overall the project is on track for completion in 2008.

At Hidd in Bahrain construction of the 60 MIGD desalination extension is underway and this additional capacity is expected to be operational by the end of 2007.

Australia

Profit from operations decreased from GBP70 million to GBP64 million due to the expected reduction in achieved prices at Hazelwood as 2005 benefited from contracts put in place in earlier years at higher prices. Hazelwood continued to run at a high load factor and achieved an average selling price of A$33/MWh compared to A$36/MWh last year.

Loy Yang B, our other major asset in Victoria, operated base load with a load factor of almost 100%. The non-recourse debt facility at Loy Yang B was successfully refinanced, achieving improved amortisation terms. All other contracted assets continue to perform in line with expectations.

Driven predominantly by high demand, winter spot electricity prices in 2006 have improved, and this has recently had a modest positive impact on electricity forward curves for 2007 and 2008, which are up by approximately A$1.50/MWh and A$2.00/MWh respectively.

Asia

Profit from operations at GBP56 million was up from GBP46 million last year mainly due to higher availability at Paiton and a full six months contribution from Uch, which was acquired in February last year. Our plants in Pakistan are operating at high load factors due to very high summer demand for electricity and low availability of hydro generation.

As stated previously, with effect from 1 July 2006 KAPCO has become a full tax payer following the expiry of its tax holiday.

Following the announcement by MMC Corporation Berhad (MMC) in May 2006 that it intends to acquire all of Malakoff Berhad's (Malakoff) assets and liabilities for a total cash consideration of 9.3 billion Malaysian Ringgit (MYR) (GBP1.4 billion), International Power has indicated that it is receptive to this initiative by MMC. International Power has an 18% shareholding in Malakoff and this offer equates to approximately GBP250 million for International Power's shareholding which would be substantially above its book value.

Interest

Net interest expense at GBP112 million is GBP23 million higher than H1 2005, reflecting the impact of additional debt relating to the acquisition of Saltend. However, due to the strong profitability of the Group, interest cover increased from 2.2x in the six months to 30 June 2005 to 3.0x for the same period this year.

Tax

The group tax charge for the first six months was GBP64 million (2005: GBP30 million). The effective tax rate, based on our forecast rate for the full year, is 30% compared to 31% for the year ended 31 December 2005.

Exceptional items and specific IAS 39 mark to market movements

An exceptional gain of GBP14 million before tax has been recorded in the period, including compensation in respect of the TXU settlement. In June 2006 the Company received a settlement of GBP10 million following the conclusion of an international arbitration action under ICC rules, concerning breach of contracts entered into in 2000 relating to transfer of operating rights over three power plants in Turkey. Exceptional income of GBP5 million has been recorded, net of cost recoveries.

For H1 2006 the Group has separately disclosed specific IAS 39 mark to market movements contained in the income statement. This is consistent with the presentation adopted by many companies within the UK energy sector and better represents the underlying business performance. The comparative results for 2005 are stated on the same basis.

The specific IAS 39 mark to market movements reported outside the underlying results contributed a profit before tax of GBP51 million in the six months ended 30 June 2006 (2005: loss of GBP5 million).

Cash Flow
A summary of the Group cash flow is set out below:


                                        Six months    Six months           Year
                                             ended         ended          ended
                                           30 June       30 June    31 December
                                              2006          2005           2005
                                              GBPm          GBPm           GBPm

Profit for the period                          267           150            330

Adjustment for non-cash items (see note
below)(i)                                      103            55            180

Dividends from joint ventures and
associates                                      42            41             92

Movement in working capital                     41             7            (21)
Capital expenditure - maintenance              (58)          (23)           (72)
Other cash movements                             -             3              3
Tax and interest paid                         (127)          (99)          (227)


Free cash flow                                  268          134            285

Receipt from TXU administrators -
exceptional                                      14           44             58
Receipt of compensation - exceptional             5            -              -
Finance cost - exceptional                        -            -             (5)
Refinancing costs capitalised on
acquisition debt                                  -            -             (7)
Capital expenditure - growth                    (52)         (95)          (188)
Returns from joint ventures and
associates (net of investments)                  12           (5)            48
Acquisitions                                    (10)         (35)          (571)
Disposals                                         -          137            211
Dividends paid                                  (67)           -            (37)
Proceeds from share issue                         8            -              2
Funding from minority interests                   5            6             80
Foreign exchange and other                       93         (116)          (181)


Decrease/(increase) in net debt                 276           70           (305)

Opening net debt                             (2,979)      (2,745)        (2,745)
Transitional adjustment on first time
adoption of IAS 39                                -           44             44
Net cash on acquisition of subsidiaries           -            -             27


Closing net debt                             (2,703)      (2,631)        (2,979)


(i)Non-cash items are set out in note 4 to the Accounts. They include income statement charges for interest, tax, depreciation, the share of profit of joint ventures and associates, the exceptional profit on the TXU settlement, and the exceptional profit on compensation for breach of contract.

Free cash flow for H1 2006 doubled to GBP268 million (H1 2005: GBP134 million). This reflects the addition of Saltend which was acquired in H2 2005, and the improved UK and US merchant markets supported by the continued strong performance of the contracted portfolio. This strong operational performance was partially offset by the GBP28 million increase in interest and tax payments, which largely reflect the additional debt associated with the Saltend acquisition.

Capital expenditure on maintenance, at GBP58 million is GBP35 million higher than 2005 due to planned outages in the US and at Rugeley and Deeside. Growth capex consists primarily of expenditure on Tihama. It is GBP43 million lower than H1 2005, due to the progressive completion of Tihama in H1 2006. In addition, 2005 included some expenditure on Canunda and Hazelwood mine extension. Foreign exchange and other includes an exchange impact of GBP142 million on retranslation of net debt balances reflecting the weakening of the US and Australian dollars. Dividend receipts at GBP42 million are in line with 2005, but we expect these receipts to be ahead of 2005 for the full year.

Summary balance sheet

A summarised, reclassified Group balance sheet is set out below:


                                           As at           As at         As at
                                         30 June         30 June   31 December
                                            2006            2005          2005
                                                    (restated)(i)
                                            GBPm            GBPm          GBPm
Non-current assets                         4,214           3,911         4,590
Intangibles and tangibles
Investments                                1,421           1,292         1,379
Long-term receivables and others             791             567           623
                                      ----------      ----------   -----------

                                           6,426           5,770         6,592
Net current liabilities (excluding net
debt items)                                 (212)           (386)         (327)
Non-current liabilities (excluding net
debt items)                                 (921)           (670)         (911)
Net debt                                  (2,703)         (2,631)       (2,979)
                                        ----------      ----------   -----------
Net assets                                 2,590           2,083         2,375
                                        ==========      ==========   ===========

Gearing                                      104%            126%          125%

Debt capitalisation                           51%             56%           56%

(i) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005. Please see notes 1 and 5 to this statement.

The decrease in debt capitalisation since 2005 year end principally reflects the strong profitability and cash flow of the Group in the six months to 30 June 2006. The decrease in net current liabilities to GBP212 million principally reflects changes in derivative values due to mark to market movements and physical delivery of derivative contracts during this period.

Dividend
On 23 June 2006, we paid a dividend of 4.5p per share for the year ended 31 December 2005.

Outlook
The underlying market conditions in our UK and US merchant markets, together with continued strong operational performance at our PPA assets should deliver further growth in the second half and we will also benefit from a first time contribution from Coleto Creek in the US in H2. Saltend in the UK will undergo a major planned outage in Q3 and the level of contribution from First Hydro is dependent upon continued market volatility. Overall the portfolio is performing well and we continue to expect 2006 to be a year of strong growth.

Achieved spark spreads for the six months ended 30 June 2006


North America

New England                               H1 2006         H1 2005
Spark spread ($/MWh)                           $8              $8
Load factor                                    60%             30%

Texas (Midlothian)                        H1 2006         H1 2005
Spark spread ($/MWh)                          $12              $8
Load factor                                    55%             40%

Texas (Hays)                              H1 2006         H1 2005*
Spark spread ($/MWh)                          $12             N/A
Load factor                                    55%            N/A
* Hays returned to service May 2005

United Kingdom
Rugeley                                   H1 2006         H1 2005
Dark spread (GBP/MWh)**                     GBP20           GBP13
Load factor                                    60%             60%

Deeside                                   H1 2006         H1 2005
Spark spread (GBP/MWh)**                    GBP17            GBP8
Load factor                                    25%             60%
** Excludes CO2 costs

Australia
Hazelwood                                 H1 2006         H1 2005

Achieved power price (A$/MWh)                A$33            A$36
Load factor                                    75%             80%

For further information please contact:

Media Contact:                                 Investor Contact:
Mark Harris, Finsbury Ltd.                     Aarti Singhal
Andrew Mitchell, Finsbury Ltd.                 +44 (0)20 7320 8681
+44 (0)20 7251 3801

About International Power

International Power plc is a leading independent electricity generating company with 17,884 MW (net) in operation and 1,119 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADRs). The ticker symbol on both stock exchanges is "IPR".

Company website: www.ipplc.com

International Power plc
Consolidated Income Statement
For the six months ended 30 June 2006


                                 Six months ended                       Six months ended
                                   30 June 2006                           30 June 2005

                             Results Exceptional Results            Results   Exceptional Results
                           excluding   items and for the          excluding     items and for the
                         exceptional    specific  period        exceptional      specific  period
                           items and IAS 39 mark                  items and   IAS 39 mark
                            specific   to market                   specific     to market
                         IAS 39 mark   movements                IAS 39 mark     movements
                           to market         (i)                  to market (Restated(i))
                        movements(i)                          (Restated(i))
                 Note      GBPm        GBPm       GBPm            GBPm            GBPm      GBPm
Revenue:
Group and share
of joint ventures          1,754         (4)     1,750             1,191            (5)    1,186
and associates
Less: share of
joint ventures' &
associates
revenue                   (578)           -      (578)             (433)             -     (433)

Group revenue      2      1,176          (4)     1,172               758            (5)      753
revenue

Cost of sales              (874)          48      (826)             (593)            2     (591)

Gross profit                302           44        346              165            (3)      162

Other operating
income                       36           19         55               27             44       71

Other operating
expenses                    (63)           -       (63)              (55)             -     (55)
Share of
results of joint
ventures & associates       117            3        120               95              -       95

Profit from
operations         2        392           66        458              232             41      273

Disposal of
investments                   -            -          -                -             10       10
Finance income               27            -         27               27              -       27

Finance expenses           (139)           4       (135)            (116)           (2)    (118)
                          ------      ------      ------           ------        ------   ------
Profit before Tax            280          70         350              143            49      192

Income Tax expense          (64)        (19)        (83)             (30)          (12)     (42)
                          ------      ------      ------          ------         ------   ------
Profit for
the period                  216          51          267             113             37      150
                          ======      ======      ======          ======         ======    ======

Attributable to:

Minority
interests                    40           7           47              17            (1)       16
Equity holders
of the parent               176          44          220              96             38      134
                         ======       ======      ======          ======         ======   ======

Earnings per share:

Basic                      11.9p                  14.9p            6.5p                    9.1p
                          ======                 ======          ======                  ======
Diluted                    11.3p                  14.1p            6.3p                    8.8p
                          ======                 ======          ======                  ======


(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).

International Power plc
Consolidated Income Statement
For the year ended 31 December 2005


                                                  Year ended
                                               31 December 2005
                                                ----------------
                                      Results       Exceptional Results for
                                    excluding         items and    the year
                                  exceptional          specific
                                    items and       IAS 39 mark
                                     specific         to market
                                  IAS 39 mark         movements
                                    to market    (Restated (i))
                                    movements
                               (Restated (i))
                      Note             GBPm           GBPm            GBPm

Revenue: Group and
share of joint
ventures and
associates                            2,980            (44)          2,936
Less: share of
joint ventures'
and associates'
revenue                              (1,000)            (3)         (1,003)

Group revenue           2             1,980            (47)          1,933

Cost of sales                        (1,570)             57         (1,513)
                                      ------         ------         ------
Gross profit                             410             10            420

Other operating
income                                    64             58            122
Other operating
expenses                                (129)             -           (129)
Share of results
of joint ventures
and associates                           191              7            198
                                      ------         ------         ------
Profit from
operations              2                536             75            611

Disposal of
investments                                -             10             10
Finance income                            53              -             53
Finance expenses                        (255)             -           (255)
                                      ------         ------         ------

Profit before tax                        334             85            419

Income tax expense                      (68)           (21)            (89)
                                      ------         ------         ------

Profit for the
period                                   266             64            330
                                      ======         ======         ======

Attributable to:

Minority interests                       52             (7)             45
Equity holders of
the parent                               214             71            285
                                      ======         ======         ======

Earnings per share:

Basic                                  14.6p                         19.4p
                                      ======                        ======
Diluted                                14.0p                         18.5p
                                      ======                        ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).

International Power plc
Consolidated Balance Sheet
As at 30 June 2006


                                           As at           As at         As at
                                         30 June         30 June   31 December
                                            2006            2005          2005
                                                   (Restated (ii))
                                            GBPm            GBPm          GBPm
Assets
Non-current assets
Goodwill and intangible assets               332             190           383
Property, plant and equipment              3,882           3,721         4,207
Investments                                1,421           1,292         1,379
Long-term receivables                        769             567           623
Derivative financial instruments              22               -             -
                                        ----------     -----------    ----------
Total non-current assets                   6,426           5,770         6,592
                                        ----------     -----------    ----------
Current assets
Inventories                                  109              89           110
Trade and other receivables                  344             240           408
Derivative financial instruments             271             202           268
Assets held for trading                       41              47            52
                                                             649
Cash and cash equivalents                    729             652           620
                                        ----------     -----------    ----------
Total current assets                       1,494           1,230         1,458
                                        ----------     -----------    ----------
Total assets                               7,920           7,000         8,050
                                        ----------     -----------    ----------

Current liabilities
Loans and bonds                              193             106           187
Derivative financial instruments             342             401           496
Other current liabilities                    594             516           617
                                        ----------     -----------    ----------
Total current liabilities                  1,129           1,023         1,300
                                        ----------     -----------    ----------
Non-current liabilities
Loans and bonds                            3,280           3,224         3,464
Derivative financial instruments             143             179           191
Trade and other payables                     103              36            95
Deferred tax liabilities                     604             389           557
Other provisions                              71              66            68
                                        ----------     -----------    ----------
Total non-current liabilities              4,201           3,894         4,375
                                        ----------     -----------    ----------
Total liabilities                          5,330           4,917         5,675
                                        ----------     -----------    ----------
Net assets                                 2,590           2,083         2,375
                                        ==========     ===========    ==========
Equity
Share capital                                744             737           737
Reserves                                   1,552           1,096         1,355
                                        ----------     -----------    ----------
Total equity attributable to equity
holders of parent                          2,296           1,833         2,092
Minority interests                           294             250           283
                                        ----------     -----------    ----------
Total equity                               2,590           2,083         2,375
                                        ==========     ===========    ==========
Net debt                                  (2,703)         (2,631)       (2,979)
Gearing                                    104.4%          126.3%        125.4%
Debt capitalisation                         51.1%           55.8%         55.6%

(ii) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005 (see notes 1 and 5). There is no material impact on the income statement.

International Power plc
Consolidated Statement of Changes in Total Equity
For the six months ended 30 June 2006


                               Six months       Six months                 Year
                                    ended            ended                ended
                                  30 June          30 June          31 December
                                     2006             2005                 2005
                                     GBPm             GBPm                 GBPm
Foreign exchange
translation differences
(net of tax)                          (80)              39                  88
Fair value movement on cash
flow hedges taken to equity
(net of deferred tax of GBP34
million)                              121             (151)                (98)
                                ----------      -----------          ----------
Net income/(expense)
recognised directly in
equity                                 41             (112)                (10)

Net profit for the period             267              150                 330
                                 ----------      -----------          ----------
Total recognised income and
expense for the period                308               38                 320

Recognition of equity
component in 3.75%
convertible US dollar bond              -               50                  50
Issue of shares                        10                -                   2
Minority interests in
acquisitions and disposals              -               16                  16
Equity funding from
minority interests                      -                -                   6
Distributions:
Dividends on ordinary
shares                                (67)             (37)                (37)
To minority interests in
subsidiaries                          (35)             (10)                (14)
Other movements                        (1)               3                   9
                                 ----------      -----------          ----------

Net increase in total
equity                                215               60                 352

Balance at beginning of
period                              2,375            2,058               2,058

Restatement on adoption of
IAS 32 and IAS 39
at 1 January 2005                       -              (35)                (35)
                                 ----------      -----------          ----------

Balance at end of period            2,590            2,083               2,375
                                 ==========      ===========          ==========

International Power plc
Consolidated Cash Flow Statement
For the six months ended 30 June 2006

                                Six months      Six months                Year
                                     ended           ended               ended
                                   30 June         30 June         31 December
                                      2006            2005                2005
                            Note      GBPm            GBPm                GBPm

Net cash inflow from
operating activities           4       287             178                 331
                                    --------       ---------         ---------
Investing activities

Purchase of property, plant
and equipment - growth                 (52)            (95)               (188)
Acquisitions of
subsidiaries (net of cash
acquired)                                5             (18)               (494)
Acquisitions of investments            (15)            (17)                (50)
Returns from joint ventures
and associates (net of
investments)                            12              (5)                 48
Proceeds from disposal of
subsidiaries                             -               -                  73
Proceeds from disposal of
investments                              -             137                 138
                                    --------       ---------           ---------
Net cash (used in)/from
investing activities                   (50)              2                (473)
                                    --------       ---------           ---------
Financing activities

Dividends paid                         (67)              -                 (37)
Proceeds from share issue                8               -                   2
Net (repayments
to)/advances from banks                (26)           (102)                148
Funding from minority
interests                                5               6                  80
Distributions paid to
minority interests                     (35)            (10)                (14)
                                    --------       ---------           ---------
Net cash (used in)/from
financing activities                  (115)           (106)                179
                                    --------       ---------           ---------

Net increase in cash and
cash equivalents                       122              74                  37

Cash and cash equivalents
at beginning of period                 620             565                 565

Effect of foreign exchange
rates thereon                          (13)             13                  18
                                    --------       ---------           ---------
Cash and cash equivalents
at end of period                       729             652                 620
                                    ========       =========          =========


International Power plc
Notes to the Consolidated Financial Statements
For the six months ended 30 June 2006

1.Basis of preparation

The interim consolidated financial statements have been prepared on the basis of accounting policies set out in the Group's annual financial statements for the year ended 31 December 2005, and in accordance with the Listing Rules of the Financial Services Authority. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

These interim consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are carried at fair value.

In order to allow a full understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements and (ii) the effect of exceptional items and specific IAS 39 mark to market movements.

Those items that the Group separately presents as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information.

The Group enters into derivative contracts to economically hedge its physical and financial exposures. Where these contracts do not achieve the own use exemption or hedge accounting under IAS 39 the Group separately presents the mark to market movements on these contracts to allow an understanding of underlying business performance.

Examples where mark to market movements are separately identified as specific IAS 39 mark to market movements within the income statement, in order to provide a more meaningful presentation, include:

   -derivatives considered to be economic hedges but where own use treatment could not be applied and cash flow hedge accounting could not be achieved or has not been applied;

   -ineffectiveness in cash flow hedging relationships; and

   -embedded derivatives in convertible bonds relating to conversion features, where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the Group accounts.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives acquired through business combinations comprise part of the Group's underlying performance and are appropriately, in the judgement of the Directors, included within the results excluding exceptional items and specific IAS 39 mark to market movements.

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 mark to market movements (see note 3).

Adjustments have also been made to the comparatives to reflect the fair value of certain assets and liabilities associated with the acquisition of the international generation portfolio of Edison Mission Energy which were revised during the year ended 31 December 2005 on the completion of the initial accounting (see note 5).

These interim consolidated financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 is derived from the statutory accounts for that period, which have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.


2. Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)


              Six months ended 30 June 2006          Six months ended 30 June 2005         Year ended 31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of  Total
                                joint                               joint                                 joint
                         ventures and                        ventures and                          ventures and
                           associates                          associates                            associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm             GBPm        GBPm    GBPm
North America        329           91     420            162           74     236              527         171     698
Europe               636          203     839            382          175     557            1,014         397   1,411
Middle East           19           35      54             11           21      32               24          43      67
Australia            180           50     230            191            4     195              388          48     436
Asia                  12          199     211             12          159     171               27         341     368

                   1,176          578   1,754            758          433   1,191            1,980       1,000   2,980
                  ======       ======  ======         ======       ======  ======            ======    =======  ======

Note

The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the six months ended 30 June 2006 is North America GBP454 million, Europe GBP795 million and Australia GBP236 million (Six months ended 30 June 2005: Europe GBP551 million and Australia GBP196 million. Year ended 31 December 2005: North America GBP694 million, Europe GBP1,387 million and Australia GBP420 million).

b) Profit/(loss) from operations (excluding exceptional items and specific IAS 39 mark to market movements)


              Six months ended 30 June 2006        Six months ended 30 June 2005         Year ended 31 December 2005
            Subsidiaries     Share of   Total   Subsidiaries     Share of   Total     Subsidiaries     Share of   Total
                                joint                               joint                                 joint
                         ventures and                        ventures and                          ventures and
                           associates                          associates                            associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm             GBPm         GBPm    GBPm
North America         14           14      28             (3)          11       8               21           27      48
Europe               201           41     242             81           35     116              229           54     283
Middle East           15            9      24              8            5      13               12           12      24
Australia             61            3      64             69            1      70              136            4     140
Asia                   6           50      56              3           43      46                6           94     100

                     297          117     414            158           95     253              404          191     595
Corporate costs      (22)           -     (22)           (21)           -     (21)             (59)           -    (59)
                   ------       ------  ------         ------       -----   ------          ------      -------   ------
                     275          117     392            137           95     232              345          191     536
                    ======       ======  ======        ======       ======  ======          ======      =======  ======

Notes

1. The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the six months ended 30 June 2006 is North America profit of GBP26 million, Europe profit of GBP304 million and Australia profit of GBP70 million (Six months ended 30 June 2005: Europe profit of GBP156 million and Australia profit of GBP71 million. Year ended 31 December 2005: North America profit of GBP49 million, Europe profit of GBP370 million, Australia profit of GBP125 million and Asia profit of GBP102 million).
2. Alternative format segmental information is provided on page 21 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.


3. Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are separately recorded within the income statement.


                                Six months    Six months                   Year
                                     ended         ended                  ended
                                   30 June       30 June            31 December
                                      2006          2005                   2005
                                      GBPm          GBPm                   GBPm
Mark to market movements               (4)           (5)                   (47)
                                ----------    ----------              ---------
Amounts recognised in
revenue                                (4)           (5)                   (47)
                                ----------    ----------              ---------

Impairment reversal of
Rugeley plant                           -             -                     52
Mark to market movements               48             2                      5
                                ----------    ----------              ---------
Amounts recognised in
cost of sales                          48             2                     57
                                ----------    ----------              ---------

Compensation in respect
of the tolling agreement
with TXU                               14            44                     58
Compensation in respect
of breach of contract                   5             -                      -
                                ----------    ----------              ---------
Amounts recognised in
other operating income                 19            44                     58
                                ----------    ----------              ---------
Mark to market movements                3             -                      7
                                ----------    ----------              ---------
Amounts recognised in
share of results of
joint ventures and
associates                              3             -                      7
                                 ----------    ----------              ---------

Profit on disposal of
Tri Energy                              -             4                      4
Profit on disposal of
shares in Interconnector UK             -             3                      3
Profit on disposal of
land in Thailand                        -             3                      3
                                ----------    ----------              ---------
Amounts recognised in
disposal of investments                 -            10                     10
                                ----------    ----------              ---------

Mark to market movements                4            (2)                     -
                                ----------    ----------              ---------
Amounts recognised in
finance expenses                        4            (2)                     -
                                ----------    ----------              ---------

Taxation on Rugeley
plant impairment reversa;               -             -                    (16)
Taxation on compensation
in respect of the
tolling agreement with TXU             (4)          (13)                   (17)
Taxation on disposal of
shares in Interconnector
UK and on disposal of
land in Thailand                        -            (1)                    (1)
Taxation on mark to
market movements                      (15)            2                     13
                                 ----------    ----------              ---------
Taxation on exceptional
items and specific IAS
39 mark to market
movements                             (19)          (12)                   (21)
                                ----------    ----------              ---------

Total exceptional items
and specific IAS 39 mark
to market movements
after attributable
taxation                               51            37                     64
                                ==========    ==========              =========

In January 2006 Rugeley Power received a further payment from the TXU Administrators amounting to GBP15 million. An exceptional item of GBP14 million has been recorded, net of payments to creditors.

In June 2006 the Company received a settlement of GBP10 million following the conclusion of an international arbitration action under ICC rules for breach of a contract entered into in 2000 to transfer operating rights over three power plants in Turkey. An exceptional item of GBP5 million has been recorded, net of cost recoveries.

The comparative information has been re-presented to align the presentation of exceptional items with that adopted in the 2005 full year income statement.


3. Exceptional items and specific IAS 39 mark to market movements(continued)

In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table on the previous page, described as "mark to market movements". For the six months ended 30 June 2005 the impact of these adjustments on profit before tax is an expense of GBP5 million and on tax expense a credit of GBP2 million. There is no impact on net assets as at 30 June 2005 relating to this restatement. For the year ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP35 million and on tax expense a credit of GBP13 million. There is no impact on net assets as at 31 December 2005 relating to this restatement.

4. Reconciliation of profit to net cash inflow from operating activities


                                         Six months   Six months          Year
                                              ended        ended         ended
                                            30 June      30 June   31 December
                                               2006         2005          2005
                                               GBPm         GBPm          GBPm
Profit for the period                           267          150           330

Adjustments for non-cash items in income
statement:                                 ---------    ---------     ---------
Net interest expense                            108           91           202
Tax expense                                      83           42            89
Share of profit of joint ventures and
associates                                     (120)         (95)         (198)
Depreciation of property, plant and
equipment and amortisation of intangible
assets                                          128           63           188
Decrease in finance lease receivables             7            5            10
Profit on disposal of investments -
exceptional                                       -          (10)          (10)
Impairment reversal - exceptional                 -            -           (52)
Profit on receipt from TXU
Administrators -                                (14)         (44)          (58)
exceptional
Profit on compensation for breach of
contract - exceptional                           (5)           -             -
Specific IAS 39 mark to market movements        (44)           3            42
Other non-cash movements                        (45)           1           (36)
Increase/(decrease) in provisions                 5           (1)            3
                                           ---------    ---------     ---------

Adjustment for non-cash items in income
statement                                       103           55           180
Dividends received from joint ventures
and associates                                   42           41            92
Proceeds from sale of property, plant
and equipment                                     -            3             3
Purchase of property, plant and
equipment - maintenance                         (58)         (23)          (72)
                                           ---------    ---------     ---------
Operating cash flows before movements in
working capital                                 354          226           533

Decrease/(increase) in working capital           41            7           (21)
                                           ---------    ---------     ---------
Cash generated from operations                  395          233           512
Taxes paid                                      (18)          (8)          (31)
Net interest paid                              (109)         (91)         (196)
                                           ---------    ---------     ---------

Free cash flow                                  268          134           285

Receipt from TXU Administrators -
exceptional                                      14           44            58
Receipt of compensation for breach of
contract - exceptional                            5            -             -
Finance costs - exceptional                       -            -            (5)
Refinancing costs capitalised on
acquisition debt                                  -            -            (7)
                                           ---------    ---------     ---------
Net cash inflow from operating                  287          178           331
activities
                                           =========    =========     =========

5.Acquisitions and disposals

Acquisitions during 2006

The following significant acquisitions took place during the six months ended 30 June 2006:

Hidd Power Company BSC(c)
On 22 January 2006 Hidd Power Company BSC(c), a company owned 40% by International Power, 30% by Suez-Tractebel SA and 30% by Sumitomo Corporation, signed an agreement to acquire the Hidd independent power and water project in Bahrain, and signed a 20 year power and water purchase agreement with the Ministry of Electricity and Water for its output.

Hidd Power Company took over operation of the plant on 23 January 2006. Legal title of the assets transferred on 11 July 2006 upon payment of the purchase price.

Restatement of 2005 comparatives arising from acquisitions completed during 2004

The fair values of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, were revised during the year ended 31 December 2005 on completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victoria state government in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during 2005. There is no impact on the total net assets acquired from Edison Mission Energy. This restatement has been reflected in the balance sheet shown as at 30 June 2005.

Proposed acquisition of Malakoff by MMC

On 17 May 2006 the Board of Directors of Malakoff Berhad ("Malakoff") announced that it had received an offer from MMC Corporation Berhad ("MMC"), through Nucleus Avenue (M) Sdn Bhd, a wholly owned subsidiary of MMC, to acquire all the assets and undertakings (other than cash) and assume all disclosed liabilities of Malakoff for a total cash consideration of not less than 9.3 billion Malaysian ringgit (less any cash balance in Malakoff) subject to terms and conditions of the offer.

International Power plc has an 18% shareholding in Malakoff. This offer, which equates to approximately GBP250 million for the Group's shareholding, would be substantially above its book value.

On 17 May 2006 the Group indicated that, in principle, it is receptive to this initiative by MMC.

6. Dividends

At the Company's Annual General Meeting held on 17 May 2006, shareholders approved the payment of a dividend of 4.5p (2005: 2.5p) per Ordinary Share to shareholders registered on the Company share register on 26 May 2006. This dividend amounted to GBP67 million (2005: GBP37 million) and was paid on 23 June 2006.


7. Events after the balance sheet date

On 19 April 2006 American National Power Inc, a wholly owned subsidiary of International Power, agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation, for cash consideration of US$1.14 billion. This transaction was subsequently completed on 7 July 2006.

During July 2006 International Power Finance (Jersey) II Limited, a wholly owned subsidiary of International Power, issued EUR230 million 3.25% Senior Convertible Bonds due 2013. These bonds are convertible at the holders' option, into Ordinary Shares of International Power plc. The Bond is convertible into Ordinary Shares of International Power plc in 2013 at a share price of 391 pence per share.

8. Annual report and accounts

Copies of the full  Annual  report and  accounts  for the year ended 31 December
2005 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone:
+44 (0)20 7320 8600.

Independent review report to International Power plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Total Equity, the Consolidated Cash Flow Statement and the related Notes to the Consolidated Financial Statements. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc

Chartered Accountants
London
9 August 2006

International Power plc
Additional information for shareholders that does not form part of the interim accounts
For the six months ended 30 June 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)


             Six months ended 30 June 2006       Six months ended 30 June 2005            Year ended 31 December 2005
         Subsidiaries  Share of joint Total   Subsidiaries  Share of joint Total     Subsidiaries Share of joint  Total
                         ventures and                         ventures and                          ventures and
                           associates                           associates                            associates
                  GBPm           GBPm  GBPm           GBPm            GBPm  GBPm             GBPm           GBPm   GBPm
North America       14             19    33             (3)             20    17               21             43     64
America
Europe             201             63   264              81             57   138              229             96    325
Middle East         15             17    32               8             12    20               12             27     39
Australia           61              5    66              69              3    72              136              7    143
Asia                 6             87    93               3             80    83                6            169    175
                 ------       ------- ------         -------       ------- ------         -------         ------   ----
                   297            191   488             158            172   330              404            342    746
Corporate Costs    (22)             -   (22)            (21)             -  (21)              (59)             -    (59)
                 ------       ------- ------         -------       ------- ------         -------         ------   ----
                    275           191    466             137           172   309              345            342    687
                 ======       =======  ======        =======       ======= ======         =======        ======== =====

b) Reconciliation of segment results between IFRS and the alternative presentational format


                     Six months                   Six months                Year
                          ended                        ended               ended
                   30 June 2006                 30 June 2005    31 December 2005
                           GBPm                         GBPm                GBPm
Profit from                 392                          232                 536
operations
(excluding
exceptional items
and specific IAS 39
mark to market
movements)

Add back:
Share of JVs' and
associates' interest         44                           51                  97
Share of JVs' and
associates' taxation         30                           25                  53
Share of JVs'
and associates'
minority interest             -                            1                   1
                         ------                        -----              ------
Profit from operations
(including results
from JVs and
associates before
interest, tax and
minority interest)          466                          309                 687
                         ======                        =====              ======

Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the group (excluding exceptional items and specific IAS 39 mark to market movements):


                                           Six months Six months          Year
                                                ended      ended         ended
                                              30 June    30 June   31 December
                                                 2006       2005          2005
                                                 GBPm       GBPm          GBPm
Profit from operations                            392        232           536
(excluding exceptional items and specific
IAS 39 mark to market movements)

Add back:
Share of JVs' and
associates' interest                               44         51            97
Share of JVs' and
associates' taxation                               30         25            53
Share of JVs' and
associates' minority
interest                                            -          1             1
                                            ---------- ----------    ----------
Profit before total
interest and taxation                             466        309           687
                                            ---------- ----------    ----------
Total interest expense                           (156)      (140)         (299)
(including share of JVs and associates)
                                            ---------- ----------    ----------
Profit before total tax
expense                                           310        169           388
                                            ---------- ----------    ----------
Total income tax expense                          (94)       (55)         (121)
(including share of JVs and associates)
                                            ---------- ----------    ----------
Profit after tax                                  216        114           267

Total minority interest                           (40)       (18)          (53)
(including share of JVs and associates)
                                            ========== ==========    ==========
Profit attributable to the
equity holders                                    176         96           214
(excluding exceptional items and specific
IAS 39 mark to market movements)            ========== ==========    ==========

Effective tax rate                                 30%        33%           31%
Interest cover ratio                              3.0x       2.2x          2.3x

International Power plc
Consolidated Income Statement
For the quarter ended 30 June 2006


                              Quarter ended                          Quarter ended
                               30 June 2006                           30 June 2005
                              ----------------                       ----------------
                             Results Exceptional   Results          Results   Exceptional    Results
                           excluding   items and   for the        excluding     items and    for the
                         exceptional    specific    period      exceptional      specific     period
                           items and IAS 39 mark                  items and   IAS 39 mark
                            specific   to market                   specific     to market
                         IAS 39 mark   movements                IAS 39 mark     movements
                           to market         (i)                  to market  (Restated(i))
                        movements(i)                          (Restated(i))
                 Note          GBPm        GBPm       GBPm            GBPm            GBPm     GBPm
Revenue:
Group
and share of
joint
ventures and
associates                      834         (55)       779             571              -       571
Less: share of
joint ventures'
and
associates'
revenue                        (276)         (1)      (277)           (203)             -      (203)

Group
revenue           2             558         (56)       502             368              -       368

Cost of sales                  (428)         79       (349)           (291)             2      (289)

Gross
profit                          130          23        153              77              2        79

Other operating
income                           23           5         28               7              -         7
Other operating
expenses                        (27)          -        (27)            (23)             -       (23)
Share of results of
joint ventures                   49           4         53              38              1        39
and associates
                             ------       ------    ------          ------         ------    ------
Profit from
operations        2             175           32       207              99              3       102

Disposal of
investments                       -            -        -                -              6         6
Finance income                   16            -       16               14              -        14
Finance expenses                (72)           3      (69)             (60)            (1)      (61)
                             ------       ------    ------          ------          ------   ------

Profit before tax               119           35       154              53               8       61

Income tax expense              (27)          (9)      (36)            (10)             (1)     (11)
                             ------       ------    ------           ------          ------   ------

Profit for the
period                           92           26       118               43              7       50
                             ======       ======    ======           ======         ======   ======

Attributable to:
Minority
interests                        14             1       15                7            (1)        6
Equity holders
of the parent                    78            25      103               36             8        44
                             ======        ======   ======           ======         ======   ======
Earnings per share:
Basic                          5.2p                   6.9p             2.4p                    3.0p
                             ======                 ======           ======                  ======
Diluted                        5.0p                   6.6p             2.4p                    2.9p
                             ======                 ======           ======                  ======


(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).

International Power plc
Consolidated Income Statement
For the year ended 31 December 2005


                                                       Year ended
                                                 31 December 2005
                                            Results     Exceptional  Results for
                                          excluding       items and     the year
                                        exceptional        specific
                                          items and     IAS 39 mark
                                        IAS 39 mark       to market
                                          to market       movements
                                          movements  (Restated (i))
                                     (Restated (i))
                          Note                 GBPm           GBPm        GBPm
Revenue: Group and
share of joint
ventures and
associates                                    2,980            (44)      2,936
Less: share of
joint ventures'
and associates'
revenue                                      (1,000)            (3)     (1,003)
                                              ------         ------      ------
Group revenue                2                1,980            (47)      1,933

Cost of sales                                (1,570)            57      (1,513)
                                              ------         ------      ------
Gross profit                                    410             10         420

Other operating
income                                           64             58         122
Other operating
expenses                                       (129)             -        (129)
Share of results
of joint ventures
and associates                                  191              7         198
                                              ------         ------      ------
Profit from
operations                   2                  536             75         611

Disposal of
investments                                       -             10          10
Finance income                                   53              -          53
Finance expenses                               (255)             -        (255)
                                              ------         ------      ------

Profit before tax                               334             85         419

Income tax expense                              (68)           (21)        (89)
                                              ------         ------      ------
Profit for the period                            266             64         330
                                              ======         ======      ======
Attributable to:

Minority interests                               52             (7)         45
Equity holders of
the parent                                      214             71         285
                                              ======         ======      ======
Earnings per share:
Basic                                          14.6p                      19.4p
                                              ======                     ======
Diluted                                        14.0p                      18.5p
                                              ======                     ======

(i) Following the implementation of IFRS, the Group has continued with its separate presentation of certain items as exceptional. These are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order for the reader to obtain a proper understanding of the financial information. In addition, in order for the reader to understand the underlying business performance, the Group separately discloses within the income statement specific IAS 39 mark to market movements. The 2005 comparatives are stated on the same basis (see notes 1 and 3).

International Power plc
Consolidated Balance Sheet
As at 30 June 2006


                                           As at           As at         As at
                                         30 June         30 June   31 December
                                            2006            2005          2005
                                                  (Restated (ii))
                                            GBPm            GBPm          GBPm
Assets

Non-current assets
Goodwill and intangible assets               332             190           383
Property, plant and equipment              3,882           3,721         4,207
Investments                                1,421           1,292         1,379
Long-term receivables                        769             567           623
Derivative financial instruments              22               -             -
                                        ----------     -----------    ----------
Total non-current assets                   6,426           5,770         6,592
                                        ----------     -----------    ----------

Current assets
Inventories                                  109              89           110
Trade and other receivables                  344             240           408
Derivative financial instruments             271             202           268
Assets held for trading                       41              47            52
                                                             649
Cash and cash equivalents                    729             652           620
                                        ----------     -----------    ----------

Total current assets                       1,494           1,230         1,458
                                        ----------     -----------    ----------

Total assets                               7,920           7,000         8,050
                                        ----------     -----------    ----------

Current liabilities
Loans and bonds                              193             106           187
Derivative financial instruments             342             401           496
Other current liabilities                    594             516           617
                                        ----------     -----------    ----------
Total current liabilities                  1,129           1,023         1,300
                                        ----------     -----------    ----------

Non-current liabilities
Loans and bonds                            3,280           3,224         3,464
Derivative financial instruments             143             179           191
Trade and other payables                     103              36            95
Deferred tax liabilities                     604             389           557
Other provisions                              71              66            68
                                        ----------     -----------    ----------

Total non-current liabilities              4,201           3,894         4,375
                                        ----------     -----------    ----------


Total liabilities                          5,330           4,917         5,675
                                        ----------     -----------    ----------

Net assets                                 2,590           2,083         2,375
                                        ==========     ===========    ==========
Equity
Share capital                                744             737           737
Reserves                                   1,552           1,096         1,355
                                        ----------     -----------    ----------
Total equity attributable to equity
holders                                    2,296           1,833         2,092
of parent
Minority interests                           294             250           283
                                        ----------     -----------    ----------

Total equity                               2,590           2,083         2,375
                                        ==========     ===========    ==========

Net debt                                  (2,703)         (2,631)       (2,979)

Gearing                                    104.4%          126.3%        125.4%
Debt capitalisation                         51.1%           55.8%         55.6%


(ii) In accordance with IFRS 3, the fair values of certain assets and liabilities acquired in 2004 have been revised following the completion of the initial accounting during the year ended 31 December 2005 (see notes 1 and 5). There is no material impact on the income statement.

International Power plc
Consolidated Statement of Changes in Total Equity
For the quarter ended 30 June 2006


                                   Quarter ended   Quarter ended    Year ended
                                         30 June         30 June   31 December
                                            2006            2005          2005
                                            GBPm            GBPm          GBPm

Foreign exchange translation
differences (net of tax)                     (67)             41            88
Fair value movement on cash flow
hedges taken to equity                        56            (162)          (98)
                                        ----------     -----------    ----------
Net expense recognised directly
in equity                                    (11)           (121)          (10)

Net profit for the period                    118              50           330
                                        ----------     -----------    ----------
Total recognised income and
expense for the period                       107             (71)          320

Recognition of equity component
in 3.75% convertible US dollar
bond                                           -               -            50
Issue of shares                                4               -             2
Minority interests in
acquisitions and disposals                     -               -            16
Equity funding from minority
interests                                      -               -             6
Distributions:
Dividends on ordinary shares                 (67)            (37)          (37)
To minority interests in
subsidiaries                                 (21)             (2)          (14)
Other movements                               (5)              4             9
                                        ----------     -----------    ----------
Net increase/(decrease) in total
equity                                        18            (106)          352

Balance at beginning of period             2,572           2,189         2,058

Restatement on adoption of IAS 32
and IAS 39
at 1 January 2005                              -               -           (35)
                                        ----------     -----------    ----------
Balance at end of period                   2,590           2,083         2,375
                                        ==========     ===========    ==========

International Power plc
Consolidated Cash Flow Statement
For the quarter ended 30 June 2006

                                  Quarter ended   Quarter ended      Year ended
                                        30 June         30 June     31 December
                                           2006            2005            2005
                                 Note      GBPm            GBPm            GBPm
Net cash inflow from operating
activities                          4       146              80             331
                                       --------       ---------       ---------
Investing activities
Purchase of property, plant and
equipment - growth                          (24)            (53)           (188)
Acquisitions of subsidiaries
(net of cash acquired)                        5               -            (494)
Acquisitions of investments                 (15)             (1)            (50)
Returns from joint ventures and
associates (net of investments)               9              (8)             48
Proceeds from disposal of
subsidiaries                                  -               -              73
Proceeds from disposal of
investments                                   -               7             138
                                       --------       ---------       ---------
Net cash used in investing
activities                                  (25)            (55)           (473)
                                       --------       ---------       ---------
Financing activities
Dividends paid                              (67)              -             (37)
Proceeds from share issue                     2               -               2
Net advances/(repayments to)
from banks                                   28             (94)            148
Funding from minority interests               2               3              80
Distributions paid to minority
interests                                   (21)             (2)            (14)
                                       --------       ---------       ---------
Net cash (used in)/from
financing activities                        (56)            (93)            179
                                       --------       ---------       ---------

Net increase/(decrease) in cash
and cash equivalents                         65             (68)             37


Cash and cash equivalents at
beginning of period                         675             710             565

Effect of foreign exchange rates
thereon                                     (11)             10              18
                                       --------       ---------       ---------

Cash and cash equivalents at end
of period                                   729             652             620
                                       ========       =========       =========

International Power plc
Notes to the Consolidated Financial Statements
For the quarter ended 30 June 2006

1.Basis of preparation

The interim consolidated financial statements have been prepared on the basis of accounting policies set out in the Group's annual financial statements for the year ended 31 December 2005, and in accordance with the Listing Rules of the Financial Services Authority. The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

These interim consolidated financial statements have been prepared on the historical cost basis, except for certain derivative financial instruments, financial instruments held for trading and financial instruments classified as available for sale, which are carried at fair value.

In order to allow a full understanding of the financial information presented, and specifically the Group's underlying business performance, the Group presents its income statement such that it identifies (i) results excluding exceptional items and specific IAS 39 mark to market movements and (ii) the effect of exceptional items and specific IAS 39 mark to market movements.

Those items that the Group separately presents as exceptional are items which, in the judgement of the Directors, need to be disclosed separately by virtue of their size or incidence in order to obtain a proper understanding of the financial information.

The Group enters into derivative contracts to economically hedge its physical and financial exposures. Where these contracts do not achieve the own use exemption or hedge accounting under IAS 39 the Group separately presents the mark to market movements on these contracts to allow an understanding of underlying business performance.

Examples where mark to market movements are separately identified as specific IAS 39 mark to market movements within the income statement, in order to provide a more meaningful presentation, include:

   - derivatives considered to be economic hedges but where own use treatment could not be applied and cash flow hedge accounting could not be achieved or has not been applied;
   - ineffectiveness in cash flow hedging relationships; and
   - embedded derivatives in convertible bonds relating to conversion features, where the functional currency of the issuer and other factors preclude the conversion feature being treated as equity in the Group accounts.

Mark to market movements relating to proprietary trading activities, the revaluation of assets held for trading and amortisation of derivatives acquired through business combinations comprise part of the Group's underlying performance and are appropriately, in the judgement of the Directors, included within the results excluding exceptional items and specific IAS 39 mark to market movements.

Adjustments have been made to comparative figures to make them consistent with the current period in relation to the presentation of specific IAS 39 mark to market movements (see note 3).

Adjustments have also been made to the comparatives to reflect the fair value of certain assets and liabilities associated with the acquisition of the international generation portfolio of Edison Mission Energy which were revised during the year ended 31 December 2005 on the completion of the initial accounting (see note 5).

These interim consolidated financial statements do not constitute statutory accounts of International Power plc and its subsidiaries ("the Group") within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 is derived from the statutory accounts for that period, which have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237
(2) or (3) of the Companies Act 1985.

International Power plc
Notes to the Consolidated Financial Statements (continued)
For the quarter ended 30 June 2006

2.Segmental analysis

a) Revenue (excluding exceptional items and specific IAS 39 mark to market movements)


               Quarter ended 30 June 2006             Quarter ended 30 June 2005        Year ended 31 December 2005
         Subsidiaries Share of joint    Total Subsidiaries Share of joint  Total     Subsidiaries  Share of joint Total
                        ventures and                         ventures and                           ventures and
                          associates                           associates                             associates
                  GBPm         GBPm      GBPm         GBPm          GBPm    GBPm             GBPm          GBPm    GBPm
North America      189           46       235          135            40     175              527           171     698
Europe             260           82       342          125            69     194            1,014           397   1,411
Middle East         12           20        32            6            11      17               24            43      67
Australia           90           27       117           96             2      98              388            48     436
Asia                 7          101       108            6            81      87               27           341     368

                   558          276       834          368           203     571            1,980         1,000   2,980
                ======       ======    ======       ======        ======  ======           ======        =======  ======

Note

The segmental revenue (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 30 June 2006 is North America GBP241 million, Europe GBP288 million and Australia GBP110 million (Quarter ended 30 June 2005: North America GBP176 million and Europe GBP193 million. Year ended 31 December 2005: North America GBP694 million, Europe GBP1,387 million and Australia GBP420 million).

b) Profit from operations (excluding exceptional items and specific IAS 39 mark to market movements)


             Quarter ended 30 June 2006           Quarter ended 30 June 2005             Year ended 31 December 2005
          Subsidiaries Share of joint Total   Subsidiaries  Share of joint Total     Subsidiaries  Share of joint Total
                         ventures and                         ventures and                           ventures and
                           associates                           associates                             associates
                  GBPm           GBPm  GBPm           GBPm            GBPm  GBPm             GBPm           GBPm   GBPm
North America       17              7    24              9               5    14               21             27     48
Europe              74             10    84             25               8    33              229             54    283
Middle East         13              6    19              6               3     9               12             12     24
Australia           27              4    31             32               -    32              136              4    140
Asia                 6             22    28              1              22    23                6             94    100

                   137             49   186             73              38   111              404            191    595

Corporate costs    (11)             -   (11)           (12)              -   (12)             (59)             -    (59)

                   126             49   175             61              38    99              345            191    536

Notes

1.The segmental profit from operations (including exceptional items and specific IAS 39 mark to market movements) for the quarter ended 30 June 2006 is North America profit of GBP25 million, Europe profit of GBP123 million, Australia profit of GBP24 million and Asia profit of GBP27 million (Quarter ended 30 June 2005: North America profit of GBP15 million, Europe profit of GBP34 million and Asia profit of GBP24 million. Year ended 31 December 2005: North America profit of GBP49 million, Europe profit of GBP370 million, Australia profit of GBP125 million and Asia profit of GBP102 million).
2.Alternative format segmental information is provided on page 33 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

International Power plc
Notes to the Consolidated Financial Statements (continued)
For the quarter ended 30 June 2006

3.Exceptional items and specific IAS 39 mark to market movements

In accordance with the basis of preparation outlined in note 1, the following exceptional items and specific IAS 39 mark to market movements are separately recorded within the income statement.


                                Quarter ended    Quarter ended      Year ended
                                      30 June          30 June     31 December
                                         2006             2005            2005
                                         GBPm             GBPm            GBPm
Mark to market movements                  (56)               -             (47)
                                     ----------       ----------       ---------
Amounts recognised in revenue             (56)               -             (47)
                                     ----------       ----------       ---------

Impairment reversal of Rugeley plant        -                -              52
Mark to market movements                   79                2               5
                                     ----------       ----------       ---------
Amounts recognised in cost of
sales                                      79                2              57
                                     ----------       ----------       ---------
Compensation in respect of the
tolling agreement with TXU                  -                -              58
Compensation in respect of
breach of contract                          5                -               -
                                     ----------       ----------       ---------
Amounts recognised in other
operating income                            5                -              58
                                     ----------       ----------       ---------
Mark to market movements                    4                1               7
                                     ----------       ----------       ---------
Amounts recognised in share of
results of joint ventures and
associates                                  4                1               7
                                     ----------       ----------       ---------
Profit on disposal of Tri Energy            -                -               4
Profit on disposal of shares
in Interconnector UK                        -                3               3
Profit on disposal of land in
Thailand                                    -                3               3
                                     ----------       ----------       ---------
Amounts recognised in disposal
of investments                              -                6              10
                                     ----------       ----------       ---------
Mark to market movements                    3               (1)              -
                                     ----------       ----------       ---------
Amounts recognised in finance
expenses                                    3               (1)              -
                                     ----------       ----------       ---------
Taxation on Rugeley plant
impairment reversal                         -                -             (16)
Taxation on compensation in
respect of the tolling
agreement with TXU                          -                -             (17)
Taxation on disposal of shares
in Interconnector UK and on
disposal of land in Thailand                -               (1)             (1)
Taxation on mark to market
movements                                  (9)               -              13
                                     ----------       ----------       ---------
Taxation on exceptional items
and specific IAS 39 mark to
market movements                           (9)              (1)            (21)
                                     ----------       ----------       ---------

Total exceptional items and
specific IAS 39 mark to market
movements after attributable
taxation                                   26                7              64
                                     ==========       ==========       =========

In June 2006 the Company received a settlement of GBP10 million following the conclusion of an international arbitration action under ICC rules for breach of a contract entered into in 2000 to transfer operating rights over three power plants in Turkey. An exceptional item of GBP5 million has been recorded, net of cost recoveries.

The comparative information has been re-presented to align the presentation of exceptional items with that adopted in the 2005 full year income statement. In order to separately identify specific IAS 39 mark to market movements, these adjustments are separately identified within the table above, described as "mark to market movements". For the quarter ended 30 June 2005 the impact of these adjustments on profit before tax is a credit of GBP2 million. There is no impact on net assets as at 30 June 2005 relating to this restatement. For the year ended 31 December 2005 the impact of these adjustments on profit before tax is an expense of GBP35 million and on tax expense a credit of GBP13 million. There is no impact on net assets as at 31 December 2005 relating to this restatement.

International Power plc
Notes to the Consolidated Financial Statements (continued)
For the quarter ended 30 June 2006

4.Reconciliation of profit to net cash inflow from operating activities


                                               Quarter   Quarter          Year
                                                 ended     ended         ended
                                               30 June   30 June   31 December
                                                  2006      2005          2005
                                                  GBPm      GBPm          GBPm

Profit for the period                              118        50           330

Adjustments for non-cash items in income
statement:
                                               --------- ---------     ---------
Net interest expense                                53        47           202
Tax expense                                         36        11            89
Share of profit of joint ventures and
associates                                         (53)      (39)         (198)
Depreciation of property, plant and
equipment and amortisation of intangible
assets                                              67        31           188
Decrease in finance lease receivables                4         5            10
Profit on disposal of investments -
exceptional                                          -        (6)          (10)
Impairment reversal - exceptional                    -         -           (52)
Profit on receipt from TXU Administrators -
exceptional                                          -         -           (58)
Profit on compensation for breach of
contract - exceptional                              (5)        -             -
Specific IAS 39 mark to market movements           (23)       (2)           42
Other non-cash movements                           (21)        6           (36)
(Decrease)/increase in provisions                   (1)       (1)            3
                                               --------- ---------     ---------

Adjustment for non-cash items in income
statement                                           57        52           180

Dividends received from joint ventures and
associates                                          25        16            92
Proceeds from sale of property, plant and
equipment                                            -         3             3
Purchase of property, plant and equipment -
maintenance                                        (26)      (12)          (72)
                                               --------- ---------     ---------
Operating cash flows before movements in
working capital                                    174       109           533

Decrease/(increase) in working capital              15         6           (21)
                                               --------- ---------     ---------
Cash generated from operations                     189       115           512

Taxes paid                                         (17)       (3)          (31)
Net interest paid                                  (31)      (32)         (196)
                                               --------- ---------     ---------
Free cash flow                                     141        80           285

Receipt from TXU Administrators -
exceptional                                          -         -            58
Receipt of compensation for breach of
contract - exceptional                               5         -             -
Finance costs - exceptional                          -         -            (5)
Refinancing costs capitalised on acquisition
debt                                                 -         -            (7)
                                               --------- ---------     ---------

Net cash inflow from operating activities          146        80           331
                                               ========= =========     =========

International Power plc
Notes to the Consolidated Financial Statements (continued)
For the quarter ended 30 June 2006

5.Acquisitions and disposals

Restatement of 2005 comparatives arising from acquisitions completed during 2004

The fair values of certain assets and liabilities, associated with the acquisition of the international generation portfolio of Edison Mission Energy, were revised during the year ended 31 December 2005 on completion of the initial accounting. The significant adjustments relate to the finalisation of the valuation of the long-term hedge agreement between Loy Yang B and the Victoria state government in Australia, the valuation of certain acquired cap contracts in relation to Loy Yang B, the impact of tax rebasing on the fair value of Loy Yang B and the fair value of Valley Power which was disposed of during 2005. There is no impact on the total net assets acquired from Edison Mission Energy. This restatement has been reflected in the balance sheet shown as at 30 June 2005.

Proposed acquisition of Malakoff by MMC

On 17 May 2006 the Board of Directors of Malakoff Berhad ("Malakoff") announced that it had received an offer from MMC Corporation Berhad ("MMC"), through Nucleus Avenue (M) Sdn Bhd, a wholly owned subsidiary of MMC, to acquire all the assets and undertakings (other than cash) and assume all disclosed liabilities of Malakoff for a total cash consideration of not less than 9.3 billion Malaysian ringgit (less any cash balance in Malakoff) subject to terms and conditions of the offer.

International Power plc has an 18% shareholding in Malakoff. This offer, which equates to approximately GBP250 million for the Group's shareholding, would be substantially above its book value.

On 17 May 2006 the Group indicated that, in principle, it is receptive to this initiative by MMC.

6.Dividends

At the Company's Annual General Meeting held on 17 May 2006, shareholders approved the payment of a dividend of 4.5p (2005: 2.5p) per Ordinary Share to shareholders registered on the Company share register on 26 May 2006. This dividend amounted to GBP67 million (2005: GBP37 million) and was paid on 23 June 2006.

7.Events after the balance sheet date

On 19 April 2006 American National Power Inc, a wholly owned subsidiary of International Power, agreed to acquire the 632 MW coal fired Coleto Creek Power generation facility in Texas from Topaz Power Group, a joint venture between Carlyle/Riverstone and Sempra Generation, for cash consideration of US$1.14 billion. This transaction was subsequently completed on 7 July 2006.

During July 2006 International Power Finance (Jersey) II Limited, a wholly owned subsidiary of International Power, issued EUR230 million 3.25% Senior Convertible Bonds due 2013. These bonds are convertible at the holders' option, into Ordinary Shares of International Power plc. The Bond is convertible into Ordinary Shares of International Power plc in 2013 at a share price of 391 pence per share.

8.Annual report and accounts

Copies of the full Annual report and accounts for the year ended 31 December 2005 are available from the Company's website www.ipplc.comor by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone:
+44 (0)20 7320 8600.

International Power plc
Additional information for shareholders that does not form part of the quarterly accounts
For the quarter ended 30 June 2006

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items and specific IAS 39 mark to market movements is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

a) Alternative format profit from operations (including results from JVs and associates before interest, tax and minority interest and excluding exceptional items and specific IAS 39 mark to market movements)


             Quarter ended 30 June 2006            Quarter ended 30 June 2005            Year ended 31 December 2005
         Subsidiaries  Share of joint Total   Subsidiaries  Share of joint Total     Subsidiaries Share of joint Total
                         ventures and                         ventures and                          ventures and
                           associates                           associates                            associates
                 GBPm            GBPm  GBPm           GBPm            GBPm  GBPm             GBPm          GBPm   GBPm
North America      17               8    25              9               9    18               21            43     64
America
Europe             74              17    91             25              16    41              229            96    325
Middle East        13              10    23              6               7    13               12            27     39
Australia          27               6    33             32               1    33              136             7    143
Asia                6              42    48              1              42    43                6           169    175

                  137              83   220             73              75   148              404           342    746

Corporate costs   (11)             -    (11)           (12)              -   (12)             (59)            -    (59)

                   126             83    209             61             75   136               345          342    687

b) Reconciliation of segment results between IFRS and the alternative presentational format


                    Quarter ended                  Quarter ended                Year ended
                     30 June 2006                   30 June 2005          31 December 2005

                             GBPm                           GBPm                      GBPm
Profit from operations        175                             99                       536
(excluding
exceptional items and
specific IAS 39 mark
to market movements)

Add back:
Share of JVs' and
associates' interest           21                             26                        97
Share of JVs' and
associates' taxation           13                             10                        53
Share of JVs'
and associates'
minority interest               -                              1                         1
                           ------                          -----                    ------

                           ------                          -----                    ------
Profit from operations
(including results
from JVs and
associates before
interest, tax and
minority interest)            209                            136                       687
                           ======                          =====                    ======

International Power plc
Additional information for shareholders that does not form part of the quarterly accounts
For the quarter ended 30 June 2006

Effective tax rate and interest cover ratio (excluding exceptional items and specific IAS 39 mark to market movements)

The following table shows a reconciliation of the effective tax rate and interest cover ratio for the group (excluding exceptional items and specific IAS 39 mark to market movements):


                                   Quarter ended   Quarter ended    Year ended
                                         30 June         30 June   31 December
                                            2006            2005          2005
                                            GBPm            GBPm          GBPm

Profit from operations                       175              99           536
(excluding exceptional items and
specific IAS 39 mark to market
movements)

Add back:
Share of JVs' and associates'
interest                                      21              26            97
Share of JVs' and associates'
taxation                                      13              10            53
Share of JVs' and associates'
minority interest                              -               1             1
                                        ----------      ----------    ----------

Profit before total interest and
taxation                                     209             136           687
                                        ----------      ----------    ----------
Total interest expense                       (77)            (72)         (299)
(including share of JVs and
associates)                             ----------      ----------    ----------

Profit before total tax expense              132              64           388
                                        ----------      ----------    ----------
Total income tax expense                     (40)            (20)         (121)
(including share of JVs and
associates)                             ----------      ----------    ----------

Profit after tax                              92              44           267

Total minority interest                      (14)             (8)          (53)
(including share of JVs and
associates)
                                        ==========      ==========    ==========
Profit attributable to the equity
holders                                       78              36           214
(excluding exceptional items and
specific IAS 39 mark to market
movements)
                                        ==========      ==========    ==========
Effective tax rate                            30%             31%           31%
Interest cover ratio                         2.7x            1.9x          2.3x





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary